1919 North Lynn Street, Arlington, VA 22209, United States
Tel: +1-571-303-3000
Fax: +1-571-303-3100

July 8, 2013

VIA EDGAR SUBMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Kevin R. Woody
Branch Chief

Re:	The Corporate Executive Board Company
Form 10-K For The Year Ended December 31, 2012
Filed March 1, 2013

Dear Mr. Woody:

This letter responds to the Staff’s comment letter dated June 12, 2013 (the “Comment Letter”) with respect to the filing of The Corporate Executive Board Company (“CEB” or the “Company”) described above. For the convenience of the Staff’s review, we have set forth the comments contained in the Staff’s Comment Letter along with our responses.

SEC Comment

Segment Results, pages 20 – 24

1. We note you evaluate the performance of your operating segments based on Adjusted segment revenue, Adjusted segment EBITDA, and Adjusted segment EBITDA Margin. In addition to presenting and reconciling these segment performance measures, please revise your MD&A in future periodic filings to provide an in depth discussion and analysis of these segment performance measures. Your revised disclosures should also include a complete discussion of the reconciling items that are not allocated to each segment performance measure. Reference is made to Question 104.02 of our Non-GAAP Interpretations.

Response

We will revise our MD&A in future periodic filings, beginning with the June 30, 2013 Form 10-Q, to provide an in depth discussion and analysis of Adjusted segment revenue, Adjusted segment EBITDA, and Adjusted segment EBITDA Margin.

Washington, DC • London • Singapore • Boston • Chicago • Frankfurt • Hamburg • Houston • Minneapolis • New Delhi • Rochester • San Francisco • Sydney • Toronto

United States Securities and Exchange Commission

July 8, 2013

Our revisions will include a discussion of these performance measures on a reportable segment basis, which were previously discussed at a consolidated level only. In addition, we will provide enhanced discussion through an overview section for each reportable segment, including a complete discussion of the reconciling items that are not allocated to each segment performance measure.

SEC Comment

Non-GAAP Financial Measures, pages 14 – 15

2. We note that beginning in the third quarter of 2012 you changed your definition of non-GAAP measures. Specifically you are now adjusting for the impact of the deferred revenue fair value adjustment, share-based compensation, and amortization of related intangibles. Please clarify and revise future periodic filings to explain how adjusting for these items provide an enhanced insight into the financial performance of your business. In addition, it appears your change coincides with your acquisition of SHL. Your response should explain any correlations your acquisition of SHL played in your decision to change your non-GAAP measure definitions.

Response

In connection with the SHL acquisition, we changed our definition of non-GAAP measures to adjust for the impact of the deferred revenue fair value adjustment to the opening balance sheet resulting from purchase accounting, amortization of related intangibles, and acquisition related costs. This change was made to provide a more comprehensive understanding of the Company’s core operating results by eliminating the effect of acquisition related items from our GAAP operating results. The SHL acquisition was the first acquisition of sufficient size to cause these items to be significant. We believe that excluding these items is important in illustrating what our core operating results would have been had we not incurred these acquisition related items since the nature, size, and number of acquisitions can vary from period to period.

These disclosures will provide consistency in evaluating underlying business trends and making comparisons of future operating results when those future periods are not impacted by these items. In addition, adjusting for these items is consistent with how management internally evaluates and assesses our core operations, including comparison against our competitors; how our lenders, analysts, and investors assess our operating results; as well as how many of our competitors evaluate their core operating results.

At the same time we made a decision to exclude the above items from our non-GAAP measures in connection with the SHL acquisition, we further completed a comprehensive review of all adjustment items, including comparison to how many of our competitors calculate their non-GAAP measures, and determined to also exclude share-based compensation. Internal management reports exclude share-based compensation expense as segment operating results are evaluated excluding share-based compensation expense. Accordingly, we exclude share-based compensation expense from our non-GAAP measures because we believe it provides valuable supplemental information that helps investors have a more complete understanding of our operating results. In addition, because many of our peer companies exclude such expense in determining their non-GAAP measures, we believe that providing non-GAAP measures that exclude this expense facilitates the ability of our investors to compare our operating results with those of other peer companies given varying valuation methodologies, subjective assumptions, and the variety and amount of award types that may be utilized. We will revise future periodic filings to include an enhanced discussion of why we believe it is important to adjust these items from our non-GAAP measures.

United States Securities and Exchange Commission

July 8, 2013

SEC Comment

Consolidated Statements Of Operations, page 31

3. We note that you have included dividends per share on the face of your Consolidated Statements of Operations versus in the notes to your financial statements. Tell us how your disclosure complies with the guidance in paragraph 260-10-45-5 of the Accounting Standards Codification (ASC).

Response

We have historically included dividends per share (declared and paid which have always been the same for any reporting period) on the face of our Consolidated Statements of Operations in our Annual Reports on Form 10-K to be consistent with the interim reporting requirements of S-X 10-01(b)(2). We recognize the guidance in paragraph 260-10-45-5 of the ASC requires that this information be disclosed only in the notes to financial statements (and noted whether the per-share amounts are pretax or net of tax). In future filings on Form 10-K, we will provide disclosure of dividends per share only in the accompanying notes to consolidated financial statements.

SEC Comment

Note 19 – Segments and Geographic Areas, pages 49 – 50

4. We note you have provided reconciliations of your segment performance measures pursuant to paragraph 280-10-50-30(b) of the ASC. Please provide us and revise future periodic filings to describe significant reconciling items. Your description should explain what each reconciling item represents and why management adjusts for these items in evaluating segment performance. Reference is made to paragraphs 280-10-50-31 of the ASC.

Response

The Company evaluates performance and allocates resources for our segments primarily based on (1) segment revenue adjusted for the impact of the deferred revenue fair value adjustment (“Adjusted segment revenue”) and (2) segment operating income excluding interest expense (income), net; depreciation and amortization; provision for income taxes; impact of the deferred revenue fair value adjustment; acquisition related costs; share-based compensation; costs associated with exit activities; restructuring costs; and gain on acquisition (“Adjusted segment EBITDA”). Decisions that result from the above items excluded from segment performance measures are made at the corporate level and segment operating results are evaluated excluding these items; thus, they are excluded from the segment operating measures.

United States Securities and Exchange Commission

July 8, 2013

The combined total of the reportable segments’ performance measures equals the Company’s consolidated total of each respective performance measure. The accounting policies for the segments are the same as those described in the summary of significant accounting policies in the accompanying notes to consolidated financial statements except that the above noted items are excluded from Adjusted revenue and Adjusted EBITDA. As a result, there are no significant reconciling items requiring reconciliation of the combined segment reporting to the Company’s consolidated totals.

We will revise future periodic filings to include such disclosure.

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Acknowledgements

In response to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the matters covered by this letter, or desire additional information, please contact me at (571) 303-4014 or via email at rlindahl@executiveboard.com.

Very truly yours,

/s/ Richard S. Lindahl

Chief Financial Officer

cc:	Thomas Monahan, Chairman and Chief Executive Officer
Gregor Bailar, Chairman of the Audit Committee